January 16, 2020

Amir Adnani
President and Chief Executive Officer
URANIUM ENERGY CORP.
1030 West Georgia Street, Suite 1830
Vancouver, British Columbia
Canada V6E 2Y3

       Re: URANIUM ENERGY CORP.
           Registration Statement on Form S-3
           Filed January 10, 2020
           File No. 333-235878

Dear Mr. Adnani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Tom Deutsch, Esq.